Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: October 2, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSLATION OF A FRENCH-LANGUAGE ADVERTISEMENT

THAT APPEARED IN THE FRENCH PRESS ON OCTOBER 1, 2003.

Air France and KLM to create Europe’s leading air transport group.

“I have always been convinced of the need for consolidation in our sector and I have striven to ensure that Air France plays a major role in this process. Today we are announcing an equity combination with KLM via a friendly public exchange offer, which should create the foremost European air transport group. KLM Chairman Leo Van Wijk and I are convinced that this major agreement will bring benefits to our customers, shareholders and employees. By capitalizing on the brands and complementary strengths of the two companies, the new Air France-KLM Group should, within a strengthened SkyTeam alliance, be able to capture enhanced growth opportunities.”

Jean-Cyril Spinetta, Chairman, Air France Group

A tailor-made structure

The combination of Air France and KLM will lead to the creation of a new group comprising a holding company, Air France-KLM, and two airlines, which will retain their separate identities and brands. The Air France-KLM holding company will be headed by the Chairman of Air France, assisted by a Strategic Committee common to both airlines responsible for overall Group strategy and in particular coordination of networks, hubs, fleet plans, investments and medium-term plans. Each airline will remain responsible for its own commercial and operational management.

A value-creating transaction

This transaction should create value for Air France shareholders. They will become shareholders of a new, wider group called Air France-KLM that will be stronger in each of its business segments by capitalizing on the strengths and fit of both airlines, and will be a member of one of the two biggest global airline alliances. They will also become shareholders of a group that should benefit from synergies valued at about 440 million euros per year within five years. Additionally, they will benefit from the full potential of a leading air transport group in an enlarged European Union.

A friendly public exchange offer

Air France will launch a friendly public exchange offer for all KLM common shares. Shareholders in the Dutch airline will tender their KLM shares against new shares in Air France, which will consequently lead to a capital increase in Air France. As a result, the shareholding of the French State will be automatically diluted, effectively leading to the privatization of Air France.

Exchange ratio

For 10 KLM shares: 11 Air France shares + 10 Air France warrants (strike price €20, maturity 3.5 years, exchange ratio: 3 Air France warrants for 2 Air France shares).

Indicative timetable

➢	October 2003: signing of definitive agreement and notification of competition authorities.
➢	March 2004: launch of exchange offer to KLM shareholders and Air France general shareholders’ meeting.
➢	Mid-April 2004: closing of exchange offer.

Breakdown of Air France-KLM capital*

(before exercise of warrants)

* Assuming that all shares are tendered, and on a constant capital structure basis.

French State: 43.7%

Former KLM shareholders: 19.0%

Employees: 10.7%

Public float: 26.6%

The new Air France-KLM Group will be listed on the Paris, Amsterdam and New York stock exchanges.

One Group

Planned structure at the end of a 3-year interim period.

Former Air France shareholders		Former KLM shareholders
	Air France-KLM
100%		100%
Air France		KLM

Two Airlines

Air France: First-ranking European airline and third-ranking airline worldwide by number of international passengers, Europe’s leading hub, with over 16,000 weekly connections in under two hours, 360 aircraft, 198 destinations.

KLM: Fourth-ranking European airline by number of international passengers. Europe’s third-ranking hub with 5,900 weekly connections in under two hours, 196 aircraft, 142 destinations.

Three core businesses

Breakdown of turnover by sector

Aggregated 2002-2003 Air France and KLM figures

Turnover €19.2 billion

-Passenger	77%
-Cargo	13%
-Maintenance	4%
-Other	6%

Air France-KLM, a leading group

1st European group and 3rd group worldwide in terms of traffic

1st group worldwide by turnover

2nd group worldwide for cargo transport

2nd group in Europe for maintenance

226 international destinations

66.3 million passengers carried

106,000 employees

556 aircraft

With Paris-Charles de Gaulle and Amsterdam Schiphol, the Air France-KLM Group benefits from two of Europe’s four biggest airport hubs.

Air France and KLM – strongly complementary businesses

Passenger: Customers of both airlines will benefit from an extended network of 226 international destinations, including 93 new destinations for KLM customers and 48 new destinations for Air France customers. On the medium-haul network, thanks to their respective hubs, Air France and KLM will consolidate their positions in Northern and Southern Europe and strengthen them in Central and Eastern Europe.

Cargo: As leading global players, both airlines are developing complementary networks and specializations – Air France in express products and KLM in perishable goods.

Maintenance: This same business fit is also found in the two airlines’ maintenance operations through their expertise with Airbus, Boeing and General Electric aircraft and engine lines.

Strengthening the SkyTeam alliance

Alliance market shares:

SkyTeam with KLM/NW-CO* 21%

Star Alliance: 22%

Oneworld: 17%

*NorthWest-Continental

For more information, call 0800 320 310 or visit the website at www.airfrance-finance.com

Disclaimer: This communication is neither an offer to purchase, nor a solicitation of an offer to sell, shares of KLM.

This communication contains statements about the future business and results of Air France and KLM that could differ materially from actual results.